Exhibit 99.69

In the news release, mCloud Reports Audited Full Year 2019 and Q1 2020 Financial Results, issued 26- May-2020 by mCloud Technologies Corp. over CNW, we are advised by the company that the webcast link in the Combined Full Year 2019, Q4 2019, and Q1 2020 Conference Call section was leading to an incorrect page. The link has been updated and the complete, corrected release follows:

mCloud Reports Audited Full Year
2019 and Q1 2020 Financial Results

FY 2019 Highlights	Q1 2020 Highlights

•         Full-year 2019 revenues were C$18.3 million compared to 2018 revenues of C$1.8 million, a 10-times increase year-over-year

•         Connected assets totalled 41,088 at YE 2019 compared to 28,408 at YE 2018

•         Q4 2019 revenues were C$10.0 million with more than 60% from AssetCare™ solutions

•         Q1 2020 revenues were C$6.6 million with a backlog of further AssetCare implementations to come as COVID-19 restrictions ease

•         63% of Q1 2020 revenues were from AssetCare solutions

•         Q1 2020 total connected assets were 48,672, an 18% increase from Q4 2019, on track to over 70,000 by year-end

VANCOUVER, May 26, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence (“AI”) and analytics, today announced its financial results for the full year ended December 31, 2019 (“FY 2019”) and the first quarter ended March 31, 2020 (“Q1 2020”).

“Our strong top-line revenues and consistent margins made 2019 a solid year of growth for mCloud,” said Russ McMeekin, mCloud President and CEO. “Our organic growth remains strong, with over 12,000 new connected assets added in 2019 and over 7,500 added in Q1 2020.”

“These new AssetCare connections and the performance of our acquisitions have built a solid base for ongoing recurring revenue,” McMeekin continued. “Additionally, our ability to continually attract top business development talent and tap into a large serviceable obtainable market lets us scale our recurring revenues in a way that makes mCloud directly comparable with peer Software-as-a-Service (“SaaS”) technology companies.”

On mCloud’s navigation of current market conditions, McMeekin commented: “The headwinds created by COVID-19 and lower oil prices impacted our project services revenue, but created unique opportunities as seen through our Q1 2020 revenues of C$6.6 million with 63% from AssetCare solutions and a backlog of new AssetCare implementations that will take place as the movement restrictions around COVID-19 ease.”

“Based on current customer activity and the gradual return of economic activity over the year, we expect to connect at least 70,000 total assets, achieve full-year 2020 revenues of between C$70-72 million, and attain gross margins of more than 60%,” McMeekin added. “We anticipate revenues will accelerate in the second half of 2020, bolstered by the contributions we expect to see from growth in our 3D Digital Twin and Connected Worker solution segments with more than 65% of our revenues to come from AssetCare solutions.”

“At full capacity, our global business development team has the capacity to add more than C$70 million in backlogged total contract value and over 30,000 connected assets annually.”

“Going forward, mCloud’s organic growth in recurring revenues are expected to outpace the Company’s non-recurring expenses related to corporate development, including our market up-listing activities and recent acquisitions,” McMeekin noted. “That said, we will continue to pursue highly targeted acquisitions that accelerate our ability to deliver greater customer value through technology and evolve our leadership position in the market.”

“There is no doubt the current COVID-19 pandemic and economic shocks worldwide have changed the way businesses assess risk, especially as it relates to the disruptions organizations have seen across the board,” McMeekin concluded. “Our entire team is very excited about the opportunities we have to help businesses everywhere acclimate to a new normal through our remote connectivity and asset management capabilities.”

Full Year 2019 Highlights

•	Added 12,680 connected assets including HVAC, lighting, and indoor air quality zones in commercial buildings, wind turbines, and strategic assets at oil and gas facilities exceeding our 2019 year-end objective of 40,000 connected assets

•	Completed strategic transactions with Agnity Global Inc. (“Agnity”), which provides mCloud with mobile communication and remote worker capabilities, and Autopro Automation Consultants Ltd. (“Autopro”), establishing mCloud as Western Canada’s leading process automation provider with world-class process industry expertise

•	Launched three new technology offerings via the Company’s flagship AssetCare platform, including an innovative offering for 3D Digital Twins, a Connected Worker solution using intrinsically safe smart glasses, and a Connected Industry solution enabling the predictive maintenance of numerous critical, underserved assets at oil and gas facilities

•	As announced on March 12, 2019, delivered new AI-powered capabilities to small-box retail and restaurant operators to improve building energy efficiency – driving up to 50% improvements in daily cost of energy for these operators

•	As announced on October 3, 2019, new wind turbine connections for power curve optimization and digital blade inspection in China and Europe, which were bolstered by the acquisition of assets from Airfusion, Inc. as announced on February 10, 2020

•	Added business development talent for international customer expansion as seen through the growth in initial customer engagement across Canada, the United States, the United Kingdom, Continental Europe, and China

•	Initiated a private placement of special warrants for $10 million in December, which was increased to C$13.3 million and closed in January 2020

•	Made preparations to list on the NASDAQ and graduate to the TSX senior board in 2020; the process is advancing as the Company’s advisors and stakeholders continue working remotely

•	As announced on March 24, 2020, the Company estimated its asset connectivity has helped reduce the annual carbon footprint of its customers by 80,000 tons in 2019, or the same amount of greenhouse gases emitted by approximately 17,000 passenger vehicles driven for one year

Full Year 2019 and Q1 2020 Summary

All figures in Canadian dollars
	Q1 2020	FY 2019
Revenues	$6,558,204	$18,340,249
Cost of Goods Sold	2,496,392	7,583,127
Gross Profit	4,061,812	10,757,122
	62%	59%
Operating Expenses	11,966,945	27,137,556
Net Loss	(9,353,397)	(28,709,834)
Add: Current Taxes	(150,215)	181,895
Deduct: Deferred Tax Recovery	573,683	(1,877,313)
Add: Depreciation and Amortization	1,573,516	4,044,142
Add: Share-Based Compensation	400,862	1,468,361
Add: Finance Costs	1,465,266	3,217,500
Add: Business Acquisition Costs	73,107	9,880,170
Add: Foreign Exchange Loss	501,474	494,404
Deduct: Finance Income	(12,103)	(167,913)
Add: Salaries, Wages, and Benefits	2,404,198	3,094,141
Add: Professional Services and Consulting1	1,671,001	2,611,087
Adjusted EBITDA2	(852,609)	(5,763,360)

1 Management does not include certain expenses as part of its account of regular operations.

2This release contains reference to “Adjusted EBITDA,” which is a non-GAAP measure. See "Non-GAAP Measures" below.

Q4 2019 Financial Highlights

In Q4 2019, revenues were approximately C$10.0 million with gross margins of 63%, reflecting the blended contribution of revenues from new customer engagements driven by AssetCare alongside the reductions in legacy technical project services revenue, which are based on lower margin professional services.

These revenues do not reflect any contribution from the Company’s acquisition of Construction Systems Associates, Inc. (“CSA”), which did not close until January 27, 2020.

Compared to historical norms, mCloud saw approximately C$7 million less in legacy technical project services revenue, a traditional mainstay of the Autopro business the Company acquired in 2019. This shortfall was replaced by approximately C$8 million in AssetCare-related multi-year subscriptions whose revenues are recognized on an ongoing basis.

Q1 2020 Financial Highlights

Even with the movement restrictions put in place as a result of the global response to the COVID-19 pandemic, the Company added 7,584 connected assets to its portfolio to reach a total of 48,672 in Q1 2020. A substantial backlog of new AssetCare implementations developed in Q1 2020, with revenues from these implementations awaiting the completion of certain onsite installations, many at heavy industry and process manufacturing sites where onsite access has been substantially limited. The Company expects many of these installations will see completion shortly after pandemic restrictions ease across the board.

Due to the Company’s revenue recognition policies, AssetCare revenues attributed to technologies from mCloud’s acquisitions were lower in Q1 2020 as compared to Q4 2019. Consistent with the trajectory seen in 2019, these revenues are expected to continually increase over the course of the year with the largest contribution to come in Q4 2020.

The Company’s count of connected assets grew by 18% from Q4 2019 to Q1 2020 and is expected to continue growing as the Company secures new business.

Approximately 63% of Q1 2020 revenues were derived from AssetCare solutions.

FY 2020 Outlook

As a result of current market conditions, revenues from the Company’s legacy technical project services are expected to remain light until at least the middle of 2020. As mCloud continues to target a total of more than 70,000 connected assets in FY 2020, revenue estimates notwithstanding any further substantial changes due to the influence of COVID-19, are anticipated to reach an FY 2020 total of between C$70-72 million with accompanying margins of greater than 60%.

In 2H 2020, the 3D Digital Twin and Connected Worker segments of the Company’s business are expected to be significant contributors to overall revenues as they add high-margin recurring revenue growth. New capabilities drawn from mCloud’s transactions with Agnity, CSA, and Airfusion, along with a new regional office serving the UK, Europe, the Middle East, and Africa, are also expected to contribute to the Company’s performance later in the year. Select M&A activity will continue to expand the Company’s technology, geography, and market footprint.

The influence of COVID-19 on heavy industry operations worldwide is emerging as a catalyst for new revenue growth opportunities, especially in the 3D Digital Twin, and Connected Worker segments. This is also the case in the Company’s Connected Building segment, where retail locations and restaurants seek to reassure their customers that their establishments are safe to visit. As announced on April 28, 2020, the Company is deploying an extension to AssetCare for Connected Buildings that will help businesses improve indoor air quality, food safety, and comply with local physical distancing guidelines through the use of advanced occupancy analytics, including demand-based response. The Company expects the success of this offering will be a key contributor to mCloud’s target of more than 70,000 connected assets by year-end.

At the end of 2020, the Company expects AssetCare solutions will represent more than 65% of full-year revenues, with the majority generated from multi-year recurring subscriptions.

Combined Full Year 2019, Q4 2019, and Q1 2020 Conference Call

The Company is hosting a conference call to discuss the financial results for the fourth quarter and full- year 2019 at 5:30 p.m. ET today. The conference call will include prepared remarks, including a virtual presentation, from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until June 2, 2020, at midnight (ET). To access the archived conference call, dial 1-855-859-2056 and enter the reservation number 7668729.

A live audio webcast of the conference call will be available at https://bit.ly/2W9FUYl. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Non-GAAP Measure

Selected financial information for the three month period ended March 31, 2020 and fiscal year ended December 31, 2019, set out above includes reference to “Adjusted EBITDA,” which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non- GAAP") measure. This information should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2020 and audited consolidated financial statements and notes thereto for the year ended December 31, 2019 along with mCloud’s MD&As for the corresponding periods, which are available under mCloud’s profile on SEDAR at www.sedar.com. Further information regarding this Non-GAAP measure is contained in mCloud's annual MD&A for the period ended December 31, 2019.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to expected recurring revenue, expectations of government- enforced COVID-19 restrictions being lifted, expectations of future economic activity as a result of COVID- 19, future listing of securities on the NASDAQ and the TSX, the number of future connected assets, business prospects and potential revenue of the Company in 2020.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.